Exhibit 99.1

Claude Resources Inc. to Divest 46% Interest in Nokomis Property, Flin Flon, Manitoba to Auriga Gold Corp.

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Nov. 3, 2011 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE Amex: CGR) ("Claude" or the "Company") announces that Auriga Gold Corp. (TSXV-AIA) ("Auriga Gold") has agreed to acquire the 46 percent minority interest in the Nokomis Property currently held by Claude.  Prior to the acquisition, Auriga Gold held a 54 percent interest in the Nokomis Property, which is contiguous to the Puffy Lake Property, part of the Maverick Gold Project.  The 2,200 hectare, Nokomis property comprises 39 claims and is located less than 8 kilometres northeast of the Puffy Lake Mill.

Under the terms of agreement, Auriga Gold has agreed to issue to Claude 3,428,571 common shares of Auriga Gold at an issue price of $0.35 per share.  This represents approximately 7.8 percent of the outstanding shares of Auriga Gold. The issued shares will be subject to a hold period of four months from the closing date of the definitive agreement.  The transaction is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange. The transaction is expected to close on or about November 15, 2011.

Neil McMillan, Claude's President and CEO commented, "This disposition is consistent with Claude's strategy to streamline our property portfolio while maintaining upside to project success via participation in Auriga Gold shares."

About Claude Resources
Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 950,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and currently has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505

Or

Marc Lepage, Manager Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:30e 03-NOV-11